Exhibit 12.1

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended		Fiscal Year Ended
	31-Mar-17	31-Mar-16	30-Sep-16	30-Sep-15	30-Sep-14	30-Sep-13	30-Sep-12
	(In millions, except for ratio)

Consolidated ratio of earnings to fixed charges	1.9	1.4	1.4	0.5	4.0	4.7	0.947

Earnings:
Income from operations	128	13	22	(258)	257	312	(31)
Add:
Fixed charges	154	161	345	467	90	92	94
Amortization of capitalized interest	11	8	31	24	2	2	2
Distributed income of equity investees	40	83	149	158	24	31	26
Less:
Capitalized interest	(12)	(1)	(10)	(88)	(7)	(2)	(0)
Noncontrolling interest	(32)	(45)	(67)	(84)	(3)	(4)	(2)
Total Earnings	289	219	470	219	363	431	89

Fixed Charges:
Interest expense	115	122	258	300	41	45	47
Capitalized interest	12	1	10	88	7	2	0
Interest component of rent expense	27	38	77	79	42	45	47
Total Fixed Charges	154	161	345	467	90	92	94